SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Parallel Petroleum Corporation

(Name of Subject Company (Issuer))

PLLL Holdings, LLC

PLLL Acquisition Co.

(Name of Filing Persons (Offeror))

Apollo Management VII, L.P.

(Name of Filing Persons (Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class Securities)

699157103

(CUSIP Number of Class of Securities)

John J. Suydam

PLLL Holdings, LLC

c/o 9 West 57th Street

New York, New York 10019

(212) 515-3237

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark Zvonkovic

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,767,832	$7,352.65

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 41,646,445 shares of common stock, par value $0.01 per share, at $3.15 per share. The transaction value also includes the aggregate offer price for 519,200 shares underlying outstanding options with an exercise price less than $3.15 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $3.15 minus such exercise price.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00005580.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,352.65	Filing Party:	PLLL Holdings, LLC
Form or Registration No.:	Schedule TO	Date Filed:	September 24, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 24, 2009 (“Schedule TO,” and together with the Amendment, the “Statement”) by PLLL Acquisition Co., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”), and Parent. The Schedule TO relates to the tender offer by the Purchaser for all of the outstanding common stock, par value $0.01 per share, of Parallel Petroleum Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of October 5, 2000, as amended by the First Amendment to the Rights Agreement, dated as of September 14, 2009, between the Company and Computershare Trust Company, N.A., as rights agent (together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $3.15 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 24, 2009 (the “Offer to Purchase”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitutes the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

Item 11.	Additional Information.

Section (a) of Item 11 of the Statement is hereby amended and supplemented as follows:

The existing paragraph under Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the first sentence of the first paragraph under the heading “General” and by inserting the following paragraphs in its place:

“Subsequent to the announcement of the Offer, Steven Hollinger, on behalf of himself and all other stockholders of the Company, filed a purported class action complaint in the Court of Chancery of the State of Delaware on September 25, 2009 against the Company and individual members of the Company’s board of directors. The complaint alleges, among other things, that the Company and its board of directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The complaint seeks damages and to enjoin the proposed transaction, in addition to seeking other relief.

On September 29, 2009, John Passerella and Rudy Vanheel, on their own behalf and on behalf of the public stockholders of the Company, filed a purported class action complaint in the District Court of Midland County, Texas, against the Company, individual members of the Company’s board of directors, the Purchaser and Parent. The complaint alleges, among other things, that the members of the Company’s board of directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer. It also alleges that the Company, Parent and the Purchaser aided and abetted such breach of fiduciary duties. The complaint seeks to enjoin the finalization of the Offer and to rescind the transaction or award rescissory damages, in addition to seeking other relief. Parent and the Purchaser believe that the plaintiffs’ allegations are entirely without merit and intend to defend the complaint vigorously.

On September 30, 2009, Daniel Stratton, on behalf of himself and all the public stockholders of the Company, filed a purported class action complaint in the District Court of Harris County, Texas, against the Company, individual members of the Company’s board of directors, Apollo Management VII, L.P. (“Apollo Management”), the Purchaser and Parent. The complaint alleges, among other things, that the members of the Company’s board of directors breached their fiduciary duties to the Company’s stockholders in connection with the proposed acquisition of the Company by Apollo Management. It also alleges that the Company, Apollo Management, Parent and the Purchaser aided and abetted such breach of fiduciary duties. The complaint seeks to enjoin the finalization of the Offer and the consummation of the acquisition and to rescind the Merger Agreement, in addition to seeking other relief. Apollo Management, Parent and the Purchaser believe that the plaintiff’s allegations are entirely without merit and intend to defend the complaint vigorously.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(A)	Complaint captioned Hollinger v. Parallel Petroleum Corporation et al., filed September 25, 2009 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(10) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Parallel Petroleum Corporation on October 1, 2009).

(a)(5)(B)	Complaint captioned Passerella et al. v. Oldham et al., filed September 29, 2009 in the District Court of Midland County, Texas (incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Parallel Petroleum Corporation on October 1, 2009).

(a)(5)(C)	Complaint captioned Stratton v. Parallel Petroleum Corporation et al., filed September 30, 2009 in the District Court of Harris County, Texas (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Parallel Petroleum Corporation on October 1, 2009).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 1, 2009

PLLL ACQUISITION CO.

By:	/s/ Sam Oh
Name:	Sam Oh
Title:	Director, Vice President and Treasurer

PLLL HOLDINGS, LLC

By:	/s/ Sam Oh
Name:	Sam Oh
Title:	Vice President and Treasurer

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